*FOIA Confidential Treatment Request*

John T. McKenna +1 650 843 5059 jmckenna@cooley.com
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
August 26, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Attn:	Marion Graham
Jeff Kauten
Stephen Krikorian
Melissa Walsh

Re:	Navan, Inc.
Draft Registration Statement on Form S-1
Submitted June 20, 2025
CIK No. 0001639723
Ladies and Gentlemen:
On behalf of Navan, Inc. (the “Company”), we are providing this letter in response to comment #10 (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 17, 2025 with respect to the Company’s draft registration statement on Form S-1, confidentially submitted on June 20, 2025 and amended on July 25, 2025 (the “Draft Registration Statement”).
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Set forth below is the Company’s response to the Comment, which for the Staff’s convenience we have incorporated into this response letter. Page references in the text of the Company’s response correspond to the page numbers of the Draft Registration Statement.
Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the U.S. Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5059 rather than rely on the U.S. mail for such notice.
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission August 26, 2025 Page 2
10.Please provide us with a chronological listing of all equity awards granted in fiscal 2025 and through the date of effectiveness of the registration statement, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Also compare the most recent valuation to the mid-point of the estimated price range of this offering.
Response:    In response to the Staff’s Comment, the Company has provided below (i) a chronological listing of all equity awards granted in fiscal 2025 and through the date of this letter, (ii) the fair value of the underlying common stock of the Company used to value such equity awards, and (iii) an analysis of the significant fluctuations in such fair values during this period. The Company respectfully advises the Staff that it will supplementally provide a listing of all equity awards issued subsequent to the date of this letter and through effectiveness of the Draft Registration Statement, and the reasons for any differences between the most recent valuation of its common stock and the midpoint of the estimated price range for the Company’s offering once an estimated offering range has been determined and prior to the circulation of a preliminary prospectus.
Historical Fair Value Methodology and Determination
The estimated fair value per share of the Company’s common stock has historically been determined at each grant date by the Company’s board of directors (the “Board”), taking into account the most recent independent common stock valuation report (“Valuation Report”) from a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation. The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock at each grant date. The Company’s methodology for determining the fair value of its common stock is summarized on pages 109 and 110 of the Draft Registration Statement.
The results of the Valuation Reports, and the Board’s resulting common stock valuation determinations, relating to equity awards granted during the period from February 1, 2024 through the date of this letter (the “Review Period”) are summarized in the table below.

Date of Valuation	Fair Value per Share
October 31, 2023	$5.42
October 31, 2024	$6.77
January 31, 2025	$7.54
April 30, 2025	$7.77
July 31, 2025	$8.45
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission August 26, 2025 Page 3
Equity Award Grants
The Company has provided below a chronological listing of equity awards granted during the Review Period, including the fair value per share of the underlying common stock at the applicable grant date for financial reporting purposes.

Grant Date	Award Type(1)	Number of Shares Underlying Awards	Exercise Price Per Share	Estimated Fair Value Per Share for Financial Reporting Purposes(2)
April 10, 2024	RSU	139,450		$6.02
	Option	5,870,020	$5.42	$6.02
June 30, 2024	RSU	5,314,907		$6.32
	Option	3,784,542	$5.42	$6.32
October 16, 2024	RSU	850,147		$6.71
	Option	1,678,115	$5.42	$6.71
January 22, 2025	RSU	5,028,553		$7.46
	Option	1,945,353	$6.77	$7.46
April 24, 2025	RSU	7,769,403		$7.75
	Option	7,244,530	$7.54	$7.75
May 7, 2025	RSU	2,044,962		$7.82
July 7, 2025	Option	480,236	$7.77	$8.27
August 21, 2025	RSU	6,751,996		$8.45(3)
	Option	1,017,742	$8.45	$8.45(3)
______________
(1)Certain of the restricted stock units (“RSUs”) granted during the Review Period are subject to time-based service vesting conditions, which have been satisfied for certain of the awards as of the date of this letter, as well as a performance-based vesting condition, which will be satisfied upon the effectiveness of the Draft Registration Statement. As a result, the Company has not recognized any stock-based compensation expense for these awards through the date of this letter. The Company will not recognize any stock-based compensation expense in respect of such RSUs until the performance-based vesting condition has been satisfied, upon which time the Company will record stock-based compensation expense for awards that have satisfied the time-based service vesting condition using an accelerated attribution method over the requisite service period.
(2)For financial reporting purposes, the Company applies linear interpolation for awards granted between valuation dates. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.
(3)The Company and its Board have estimated the fair value of the Company’s common stock for the August 21, 2025 grants based on the Valuation Report as of July 31, 2025. However, for these grants and any subsequent awards granted following the date of this letter and through the date of the Company’s proposed initial public offering (the “IPO”), the Company intends to reassess the fair value of its common stock for such awards by incorporating all available information to date, including the price per share to the public in the IPO (the “IPO Price”), and linearly interpolate the difference between the fair value of common stock as of July 31, 2025 and such subsequent indicators of fair value, including the IPO Price.
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission August 26, 2025 Page 4
Analysis of Changes in Common Stock Valuations During the Review Period
Methodology Summary
The Valuation Reports relating to the Review Period derived enterprise value using the probability weighted expected return method (“PWERM”), which accounted for an IPO scenario and a stay private scenario with assigned weightings. The IPO scenario exit values were derived using the market approach, which estimates equity value by applying enterprise value-to-revenue multiples to management’s forward revenue estimates. The stay private exit values were derived using a combination of the market approach as well as the income approach, which estimates equity value using a discounted cash flow analysis (with each approach weighted at 50% in each Valuation Report). Each Valuation Report applied a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as market volatility. The Valuation Reports also accounted for the weighted average price per share in secondary transactions in the Company’s common stock and preferred stock during the applicable covered period for each valuation. The weighting of these secondary transactions was determined based on the factors described on page 110 of the Draft Registration Statement.
Analysis of Valuation Changes from October 31, 2023 through October 31, 2024
In October 2023, the Company determined an estimated fair value of its common stock of $5.42 per share, compared to $6.77 per share in October 2024. The October 2023 Valuation Report weighted the IPO scenario at 25% and the stay private scenario at 75%, compared to 40% and 60%, respectively, for the October 2024 Valuation Report. For the October 2023 Valuation Report, the DLOM was 17% for the IPO scenario (accounting for an assumed IPO date in April 2025) and 27.5% for the stay private scenario. For the October 2024 valuation, the DLOM was 12% for the IPO scenario (accounting for an assumed IPO date in October 2025) and 22% for the stay private scenario.
The 25% increase in fair value per share in the October 2024 valuation compared to the October 2023 valuation was primarily driven by an approximately [***]% increase in the stay private estimated exit value. This increase was primarily due to continued growth in the Company’s business and revenues and resulting increases in equity values under both the income and market approaches for the stay private scenario. The enterprise value-to-revenue multiples for the selected comparable companies in the market approach remained flat for the stay private scenario and decreased slightly in the IPO scenario primarily in response to fluctuations in the equity capital markets. The specific comparable companies were updated between the two valuations to better align with the Company’s business and growth model. The weighted average price per share from secondary transactions decreased by approximately 20% due to a small decrease in weighting of secondary transactions between the two valuations, given the further proximity of the October 2024 valuation from the relevant secondary transactions.
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission August 26, 2025 Page 5
The Company did not identify any events between these two valuation dates that would have caused a material change in fair value. As a result, for financial reporting purposes, the Company applied linear interpolation for awards granted between the October 2023 and October 2024 valuation dates.
Analysis of Valuation Changes from October 31, 2024 through January 31, 2025
In January 2025, the Company determined an estimated fair value of its common stock of $7.54 per share, compared to $6.77 per share in October 2024. The January 2025 Valuation Report weighted the IPO scenario at 50% (continuing to assume an October 2025 IPO) and the stay private scenario at 50%, compared to 40% for the IPO scenario and 60% for the stay private scenario for the October 2024 valuation, as the Company made further progress in its preparations for a potential IPO. For the January 2025 Valuation Report, the DLOM was 11% for the IPO scenario (accounting for an assumed IPO date in October 2025) and 21% for the stay private scenario, largely unchanged from the October 2024 Valuation Report.
The 11% increase in fair value per share in the January 2025 valuation compared to the October 2024 valuation was primarily driven by a [***]% increase in the IPO scenario equity value in the January 2025 valuation, due to a modest increase in the enterprise value-to-revenue multiples of the select comparable companies, as well as the increase in IPO scenario weighting in the PWERM for the January 2025 Valuation Report.
The weighted average price per share from secondary transactions in the January 2025 Valuation Report decreased by approximately 25% compared to the October 2024 Valuation Report due to a small decrease in weighting of secondary transactions between the two valuations to account for time elapsed since the most recent transaction. In addition, while the stay private scenario exit value in the January 2025 valuation increased by [***]% due to the modest increase in comparable company enterprise value-to-revenue multiples described above, its overall contribution to the January 2025 valuation decreased slightly compared to the January 2024 Valuation Report due to the changes in stay private scenario weighting and DLOM.
The Company did not identify any events between these two valuation dates that would have caused a material change in fair value. As a result, for financial reporting purposes, the Company applied linear interpolation for awards granted on January 22, 2025.
Analysis of Valuation Changes from January 31, 2025 through July 31, 2025
In April 2025 and July 2025, the Company determined an estimated fair value of its common stock of $7.77 and $8.45 per share, respectively, compared to $7.54 per share in January 2025. The Company conducted its IPO organizational meeting in late May 2025, made its initial confidential submission of the Draft Registration Statement in late June 2025, and submitted an amendment to the Draft Registration Statement in late July 2025. As a result, the April 2025 and July 2025 Valuation Reports weighted the IPO scenarios at 60% and 70%, respectively, and the
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission August 26, 2025 Page 6
stay private scenarios at 40% and 30%, respectively, compared to 50% for each of the IPO scenario and stay private scenario for the January 2025 valuation (in each case assuming an October 2025 IPO). For similar reasons, the DLOM for the IPO scenarios continued to decrease. The DLOM was 10% for the IPO scenario and 24% for the stay private scenario in the April 2025 Valuation Report and 5% and 18%, respectively, in the July 2025 Valuation Report.
The increases in fair value per share between the January 2025 valuation and the July 2025 valuation were primarily driven by the sequential increases in IPO scenario weighting in the PWERM described above, partially offset by modest decreases in enterprise value-to-revenue multiples of the select comparable companies during this period in response to fluctuations in the equity capital markets.
The weighted average price per share from secondary transactions in the July 2025 Valuation Report increased by 29% compared to the January 2025 Valuation Report due to a small increase in weighting of secondary transactions between the two valuations to account for a secondary transaction in May 2025, but stayed flat between the April 2025 and July 2025 Valuation Reports. In addition, the stay private scenario exit values decreased slightly between the January 2025 and April 2025 valuations, as the January 2025 valuation reflected slightly higher enterprise value-to-revenue multiples of the selected comparable companies, and remained flat between the April 2025 and July 2025 valuations.
The Company did not identify any events between these two valuation dates that would have caused a material change in fair value. As a result, for financial reporting purposes, the Company applied linear interpolation for awards granted between these valuation dates.
*        *        *
Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission August 26, 2025 Page 7
Please contact me at (650) 843-5059 or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:
Ariel Cohen, Navan, Inc.
Amy Butte, Navan, Inc.
Howard Baik, Navan, Inc.
Rachel Proffitt, Cooley LLP
Jon Avina, Cooley LLP
Milson Yu, Cooley LLP
Ran Ben-Tzur, Fenwick & West LLP
Cynthia Hess, Fenwick & West LLP
Jennifer Hitchcock, Fenwick & West LLP

Navan, Inc. requests that the information contained in this letter, identified by the mark “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.